UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
MEDLEY CAPITAL CORP
(Name of Issuer)
COMMON STOCK PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
58503F-10-6
(CUSIP Number)
HOWARD AMSTER
44 COCOANUT ROW
SUITE #B323
PALM BEACH, FL 33480-4069
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 09, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 1 and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
 OF ABOVE PERSONS (ENTITIES ONLY)

HOWARD AMSTER
2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES



7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITHSOLE VOTING POWER

1,318,443

8.

SHARED VOTING POWER
2,710,378*
9.
SOLE DISPOSITIVE POWER
1,318,443
10.
SHARED DISPOSITIVE POWER
2,710,378*






11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,028,821
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.40%**
14.
TYPE OF REPORTING PERSON (see instructions)

IN

*These shares are deemed to be beneficially owned by Howard Amster, as a result his personal ownership and in his capacity as the President of Pleasant Lakes Apts. Corp, which is the General Partner of Pleasant Lakes Apts. Limited Partnership, and in his capacity as the trustee of various trusts as listed
**Denominator is based on the 54,474,211 shares of stock outstanding as of March 5, 2020

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 (ENTITIES ONLY)

PLEASANT LAKE APARTMENTS LP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)

WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO

7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SOLE VOTING POWER

1,493,427

8.
SHARED VOTING POWER
2,535,394*
9.
SOLE DISPOSITIVE POWER
1,493,427
10.
SHARED DISPOSITIVE POWER
2,535,394*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,028,821
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.40%**
14.

TYPE OF REPORTING PERSON (see instructions)

PN
*These shares are deemed to be beneficially owned by Pleasant
Lake Apts LP, as the General Partner for the entity is Pleasant
Lakes Apts Corp, whose President is Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of March 9, 2020
1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 (ENTITIES ONLY)

AMSTER TRADING COMPANY CHARTIABLE REMAINDER UNITRUST UA 09/07/2000
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) or 2(e)
CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SOLE VOTING POWER
0
8.
SHARED VOTING POWER
0
9.
SOLE DISPOSITIVE POWER
0
10.
SHARED DISPOSITIVE POWER
0
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14.
TYPE OF REPORTING PERSON (see instructions)

OO

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LAUGHLIN  HOLDINGS
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SOLE VOTING POWER
194,572
8.
SHARED VOTING POWER
3,834,249*
9.
SOLE DISPOSITIVE POWER
194,572
10.
SHARED DISPOSITIVE POWER
3,834,249*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,028,821
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.40%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*These shares are deemed to be beneficially owned by the Laughlin
 Holdings, as the general partner is Pleasant Lake Apts Partnership LP, whose general partner is Pleasant Lake Apts Corp, whose President is Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of March 5, 2020
1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PLEASANT LAKE APARTMENTS CORP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)x
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
11,145
8.
SHARED VOTING POWER
4,017,676*
9.
SOLE DISPOSITIVE POWER
11,145
10.
SHARED DISPOSITIVE POWER
4,017,676*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,028,821
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.40%
14.
TYPE OF REPORTING PERSON (see instructions)
CO
*These shares are deemed to be beneficially owned by Pleasant Lake Apts Corp as the President is Howard Amster

**Denominator is based on the 54,474,211 shares of stock outstanding as of March 09, 2020

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)
BETTY KIMBREW
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SOLE VOTING POWER
56,064
8.
SHARED VOTING POWER
0
9.
SOLE DISPOSITIVE POWER
56,064
10.
SHARED DISPOSITIVE POWER
0
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,064
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10%*
14.
TYPE OF REPORTING PERSON (see instructions)
IN

* Denominator is based on the 54,474,211 shares of stock outstanding as of March 09, 2020

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WILLIAM COSTARAS
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SOLE VOTING POWER
3,727
8.
SHARED VOTING POWER
15,200*
9.
SOLE DISPOSITIVE POWER
3,727
10.
SHARED DISPOSITIVE POWER
15,200*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,927
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%**
14.
TYPE OF REPORTING PERSON (see instructions)
IN
*These shares are deemed to be owned by William Costaras due to his position as a trustee of the Howard Amster IRR Trust DTD 12/13/2012
** Denominator is based on the 54,474,211 shares of stock outstanding as of March 09, 2020

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)
Howard Amster IRR Trust DTD 12/31/2012
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OH
7.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SOLE VOTING POWER
15,200
8.
SHARED VOTING POWER
3,727*
9.
SOLE DISPOSITIVE POWER
15,200
10.
SHARED DISPOSITIVE POWER
3,727*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,927
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%*
14.
TYPE OF REPORTING PERSON (see instructions)
IN
*These shares are deemed to be beneficially owned by the Howard Amster IRR Trust DTD 12/13/12 as William Costaras serves as a trustee **Denominator is based on the 54,474,211 shares of stock outstanding as of March 9, 2020

This Amendment No. 1 to Schedule 13D (this Amendment No.1) amends and supplements the state on Schedule 13D originally filed with the Securities and Exchange Commission (SEC) on December 27, 2019, with respected to the common stock, par value $0.001 per share (the Common Stock) of Medley Capital Corporation, a Delaware Corporation (the Issuer). Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have meaning assigned to such term in the Initial 13D.

     (c)Prior to March 9, 2020 Amster Trading Company Charitable Remainder Unitrust UA 09/07/200 ceased to exist and all assets were distributed.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

HOWARD AMSTER
/s/ Howard Amster
Date: March 11, 2020

AMSTER TRADING COMPANY CRUT U/A DTD 09/07/2000
By; /s/ Howard Amster
Name: Howard Amster
Title: President Amster Trading Company, Trustee
Date: March 11, 2020

LAUGHLIN HOLDING LP
By; /s/ Howard Amster
Name: Howard Amster
Title: President Pleasant Lake Apts Corp, General Partner
of Pleasant Lakes Apts LP General Partner of Laughlin Holdings LP
Date: March 11, 2020

PLEASANT LAKE APTS LP
By; /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lakes Apts Corp, General Partner
Date: March 11, 2020

PLEASANT LAKE  APTS CORP
By; /s/ Howard Amster
Name: Howard Amster
Title: President
Date: March 11, 2020

WILLIAM COSTARAS
/s/ William Costaras
Date: March 11, 2020



Howard Amster IRR Trust 12/13/12
/s/ William Costaras
Name: William Costaras
Title: Trustee
Date: March 11, 2020

BETTY KIMBREW
/s/ Betty Kimbrew
Date: March 11, 2020


CUSIP NO. 58503F-10-6	SCHEDULE 13D


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